Explanation of Responses
Exhibit 99.2

On February 15, 2007, the reporting person entered into a prepaid variable forward sale contract with an unaffiliated third party buyer. The contract obligates the reporting person to deliver to the buyer up to 150,000 shares of Knoll, Inc. common stock (or, at the election of the reporting person, an equivalent amount of cash based on the market price of Knoll, Inc.
common stock at that time) on the maturity date of the contract (August 15,
2011). In exchange for assuming this obligation, the reporting person received a cash payment of approximately $2,593,659.44 as of the date of entering into the contract. The reporting person pledged 150,000 shares of Knoll, Inc. common stock (the "Pledged Shares") to secure his obligation under the contract. The reporting person also retained voting rights in the Pledged Shares and rights to receive all regular quarterly dividends up to $0.11 per share per quarter declared on the Pledged Shares during the term of the pledge. The number of shares of Knoll, Inc. common stock to be delivered to the buyer on the maturity date is to be determined as follows: (a) if the closing price of Knoll, Inc. common stock on the maturity date (the "Settlement Price") is less than or equal to $23.3821 (the "Initial Share Price"), the reporting person will deliver to buyer all of the Pledged Shares; (b) if the Settlement Price is between the Initial Share Price up to and including $32.7349 (the "Cap Price"), the reporting person will deliver to the buyer a number of shares of Knoll, Inc. common stock having a value (based on the Settlement Price) equal to $3,507,315; and, (c) if the Settlement Price is greater than the Cap Price, the reporting person will deliver to the buyer all of the Pledged Shares, except a number of shares equal to $1,402,920 (based on the Settlement
Price). The number of shares to be delivered by the reporting person is subject to adjustment in the case of certain antidilutive and extraordinary events.